EXHIBIT 99.1

Student Transportation Announces TSX's Approval of Normal Course Issuer Bid

BARRIE, Ontario, Oct. 20, 2011 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) announced today that the Toronto Stock Exchange (the "Exchange") has approved its notice of intention to make a normal course issuer bid for a portion of its common shares ("Common Shares") as appropriate opportunities arise from time to time. STI's normal course issuer bid will be made in accordance with the requirements of the Exchange. STI may begin to purchase Common Shares on or about October 24, 2011.

As of October 17, 2011, 62,369,398 Common Shares were outstanding. Pursuant to the notice, STI is permitted to acquire up to a maximum number of Common Shares equal to the lesser of 3,118,470 Common Shares, being 5% of the issued and outstanding Common Shares as of October 17, 2011, and that number of Common Shares that can be purchased under the normal course issuer bid for an aggregate purchase price of C$5 million in the 12-month period commencing October 24, 2011 and ending on October 23, 2012. Potential purchases will be made by STI through the facilities of the Toronto Stock Exchange and the NASDAQ Stock Market and in accordance with applicable regulatory requirements. The price which STI will pay for any Common Share will be the market price of such Common Share at the time of acquisition. Pursuant to the Toronto Stock Exchange rules, the maximum number of Common Shares that may be repurchased during the same trading day is 26,001 Common Shares, subject to STI's ability to make one block purchase per calendar week which exceeds such limit. The Common Shares will be cancelled upon their purchase by STI. STI will fund the purchases either through borrowings on its senior debt facility or out of available cash. STI believes that the purchase by STI of a portion of outstanding Common Shares is an appropriate use of senior borrowing capacity and/or available cash and is in the best interests of STI and its securityholders.

The notice of intention provides that no appraisal or valuation regarding STI, its material assets or securities, has been prepared within the two years preceding the date of the notice.

To the knowledge of STI, no director, senior officer or other insider of STI currently intends to sell any Common Shares under the bid. However, sales by such persons through the facilities of the TSX may occur if the personal circumstances of any such person change or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose Common Shares are purchased would be the same as the benefits available to all other securityholders whose Common Shares are purchased.

About Student Transportation Inc. (TSX:STB) (Nasdaq:STB)

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 7,300 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STI's, Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (collectively herein, the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "track," "targeted," "estimate," "anticipate," "believe," "should," "could," "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward-looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in our Annual Information Form. These forward-looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT:  Student Transportation Inc.
          Patrick J. Walker
          Executive Vice President and Chief Financial Officer
          Keith P. Engelbert
          Director of Investor Relations
          (732) 280-4200
          Email: invest@rideSTA.com
          Website: www.rideSTBus.com